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TRICON RESIDENTIAL

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(for the three months ended March 31, 2023)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
Unaudited (in thousands of U.S. dollars)
	Notes	March 31, 2023	December 31, 2022

Assets
Non-current assets
Rental properties	4	$11,581,257	$11,445,659
Equity-accounted investments in multi-family rental properties	5	20,914	20,769
Equity-accounted investments in Canadian residential developments	6	106,694	106,538
Canadian development properties	7	140,512	136,413
Investments in U.S. residential developments	8	139,752	138,369
Restricted cash		130,073	117,300
Goodwill		29,726	29,726
Deferred income tax assets	10	72,794	75,062
Intangible assets		6,548	7,093
Other assets		95,755	96,852
Derivative financial instruments	16	7,063	10,358
Total non-current assets		12,331,088	12,184,139

Current assets
Cash		142,384	204,303
Amounts receivable		22,619	24,984
Prepaid expenses and deposits		44,083	37,520
Total current assets		209,086	266,807
Total assets		$12,540,174	$12,450,946

Liabilities
Non-current liabilities
Long-term debt	14	$4,748,924	$4,971,049
Due to Affiliate	15	258,179	256,824
Derivative financial instruments	16	43,786	51,158
Deferred income tax liabilities	10	591,950	591,713
Limited partners' interests in single-family rental business		1,817,848	1,696,872
Long-term incentive plan	21	24,017	25,244
Performance fees liability	22	39,748	39,893
Other liabilities		29,562	30,035
Total non-current liabilities		7,554,014	7,662,788

Current liabilities
Amounts payable and accrued liabilities		126,694	138,273
Resident security deposits		79,129	79,864
Dividends payable	18	15,811	15,861
Current portion of long-term debt	14	965,009	757,135
Total current liabilities		1,186,643	991,133
Total liabilities		8,740,657	8,653,921

Equity
Share capital	19	2,118,940	2,124,618
Contributed surplus		22,222	21,354
Cumulative translation adjustment		6,947	6,209
Retained earnings		1,647,579	1,638,068
Total shareholders' equity		3,795,688	3,790,249
Non-controlling interest		3,829	6,776
Total equity		3,799,517	3,797,025
Total liabilities and equity		$12,540,174	$12,450,946

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
Approved by the Board of Directors
David Berman                    Michael Knowlton

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Unaudited (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)
For the three months ended	Notes	March 31, 2023	March 31, 2022(1)

Revenue from single-family rental properties	11	$188,509	$138,788
Direct operating expenses		(62,107)	(45,515)
Net operating income from single-family rental properties		126,402	93,273

Revenue from strategic capital services	12	$15,121	$12,411

Income from equity-accounted investments in multi-family rental properties	5	148	160
Loss from equity-accounted investments in Canadian residential developments	6	(577)	(15)
Other income	13	3,759	3,049
Income from investments in U.S. residential developments	8	6,033	4,305
Compensation expense	21	(20,374)	(28,252)
Performance fees recovery (expense)	22	155	(12,564)
General and administration expense		(15,249)	(12,875)
Transaction costs		(7,048)	(2,219)
Interest expense	17	(76,372)	(36,854)
Fair value gain on rental properties	4	11,894	299,572
Fair value gain (loss) on derivative financial instruments and other liabilities	16	3,109	(29,362)
Amortization and depreciation expense		(4,265)	(3,407)
Realized and unrealized foreign exchange loss		(32)	(61)
Net change in fair value of limited partners’ interests in single-family rental business		(10,196)	(92,232)
		(109,015)	89,245
Income before income taxes from continuing operations		$32,508	$194,929
Income tax expense - current	10	(1,118)	(462)
Income tax expense - deferred	10	(1,989)	(44,343)
Net income from continuing operations		$29,401	$150,124

Income before income taxes from discontinued operations	3, 5	—	16,877
Income tax expense - current	3	—	—
Income tax expense - deferred	3	—	(3,544)
Net income from discontinued operations		—	13,333
Net income		$29,401	$163,457

Attributable to:
Shareholders of Tricon		26,959	162,347
Non-controlling interest		2,442	1,110
Net income		$29,401	$163,457

Other comprehensive income
Items that will be reclassified subsequently to net income
Cumulative translation reserve		738	3,586
Comprehensive income for the period		$30,139	$167,043

Attributable to:
Shareholders of Tricon		27,697	165,933
Non-controlling interest		2,442	1,110
Comprehensive income for the period		$30,139	$167,043

Basic earnings per share attributable to shareholders of Tricon
Continuing operations	20	$0.10	0.54
Discontinued operations	20	—	0.05
Basic earnings per share attributable to shareholders of Tricon		$0.10	$0.59

Diluted earnings per share attributable to shareholders of Tricon
Continuing operations	20	$0.08	0.54
Discontinued operations	20	—	0.05
Diluted earnings per share attributable to shareholders of Tricon		$0.08	$0.59

Weighted average shares outstanding - basic	20	273,818,466	274,064,375
Weighted average shares outstanding - diluted	20	310,314,809	276,763,567
(1) Certain comparative figures have been adjusted to conform with the current period presentation. Refer to Note 2 for further details.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Unaudited (in thousands of U.S. dollars)

	Notes	Share capital	Contributed surplus	Cumulative translation adjustment	Retained earnings	Total shareholders' equity	Non - controlling interest	Total

Balance at January 1, 2023		$2,124,618	$21,354	$6,209	$1,638,068	$3,790,249	$6,776	$3,797,025

Net income		—	—	—	26,959	26,959	2,442	29,401
Cumulative translation reserve		—	—	738	—	738	—	738
Distributions to non-controlling interest		—	—	—	—	—	(5,389)	(5,389)
Dividends/Dividend reinvestment plan	18, 19	1,042	—	—	(15,811)	(14,769)	—	(14,769)
Repurchase of common shares	19	(7,112)	—	—	(1,637)	(8,749)	—	(8,749)
Stock-based compensation	19, 21	428	1,354	—	—	1,782	—	1,782
Shares reserved for restricted share awards	19	(36)	—	—	—	(36)	—	(36)
Tax adjustment for equity issuance costs	10	—	(486)	—	—	(486)	—	(486)
Balance at March 31, 2023		$2,118,940	$22,222	$6,947	$1,647,579	$3,795,688	$3,829	$3,799,517

Balance at January 1, 2022		$2,114,783	$22,790	$22,842	$893,379	$3,053,794	$7,275	$3,061,069

Net income		—	—	—	162,347	162,347	1,110	163,457
Cumulative translation reserve		—	—	3,586	—	3,586	—	3,586
Distributions to non-controlling interest		—	—	—	—	—	(2,195)	(2,195)
Dividends/Dividend reinvestment plan	18, 19	1,572	—	—	(15,868)	(14,296)	—	(14,296)
Stock-based compensation	19, 21	552	590	—	—	1,142	—	1,142
Preferred units exchanged	15, 19	8,015	—	—	—	8,015	—	8,015
Shares reserved for restricted share awards		(33)	—	—	—	(33)	—	(33)
Other		—	(544)	—	—	(544)	—	(544)
Balance at March 31, 2022		$2,124,889	$22,836	$26,428	$1,039,858	$3,214,011	$6,190	$3,220,201
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited (in thousands of U.S. dollars)
For the three months ended	Notes	March 31, 2023	March 31, 2022

CASH PROVIDED BY (USED IN)
Operating activities
Net income		$29,401	$163,457
Adjustments for non-cash items	26	7,239	(118,816)
Cash paid for AIP, LTIP and performance fees, net of equity contribution	21, 22	(7,015)	(9,043)
Advances made to investments	5, 6, 8	(2,155)	(3,950)
Distributions received from investments	5, 6, 8	6,175	12,320
Changes in non-cash working capital items	26	(16,512)	(3,109)
Net cash provided by operating activities from continuing operations		17,133	37,479
Net cash provided by operating activities from discontinued operations			3,380
Net cash provided by operating activities		$17,133	$40,859

Investing activities
Acquisition of rental properties	4	(120,064)	(619,896)
Capital additions to rental properties	4	(46,541)	(79,268)
Disposition of rental properties	4	42,901	9,781
Additions to fixed assets and other non-current assets		(5,984)	(8,761)
Net cash used in investing activities from continuing operations		(129,688)	(693,313)
Net cash provided by investing activities from discontinued operations		—	(4,831)
Net cash used in investing activities		$(129,688)	$(698,144)

Financing activities
Lease payments		(1,269)	(693)
(Repurchase) issuance of common shares	19	(8,749)	—
Proceeds from corporate borrowing		38,000	99,000
Repayments of corporate borrowing		(98)	(18,776)
Proceeds from rental and development properties borrowing		392,103	395,497
Repayments of rental and development properties borrowing		(447,150)	(2,518)
Dividends paid	18	(14,819)	(14,249)
Change in restricted cash		(12,773)	(14,237)
Contributions from limited partners		123,249	193,788
Distributions to limited partners		(12,469)	(12,094)
Distributions to non-controlling interests		(5,389)	(2,195)
Net cash provided by financing activities from continuing operations		50,636	623,391
Net cash provided by financing activities from discontinued operations		—	132
Net cash provided by financing activities		$50,636	$623,523

Effect of foreign exchange rate difference on cash		—	64

Change in cash during the period		(61,919)	(33,698)
Cash - beginning of period		204,303	176,894
Cash - end of period		$142,384	$143,196

Supplementary information
Cash paid on
Income taxes		$1,050	$47
Interest		$72,733	$32,281
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1.    NATURE OF BUSINESS

Tricon Residential Inc. (“Tricon” or the “Company”) is an owner and operator of a growing portfolio of approximately 37,000 single-family rental homes located primarily in the U.S. Sun Belt and multi-family apartments in Canada. The Company also invests in adjacent residential businesses which include residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing strategic capital associated with its businesses.

Tricon was incorporated on June 16, 1997 under the Business Corporations Act (Ontario) and its head office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7. The Company is domiciled in Canada. Tricon became a public company in Canada on May 20, 2010 and completed an initial public offering of its common shares in the U.S. on October 12, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

These condensed interim consolidated financial statements were approved for issue on May 9, 2023 by the Board of Directors of Tricon.

2.    BASIS OF PRESENTATION

The following is a summary of the significant accounting policies applied in the preparation of these condensed interim consolidated financial statements.

Basis of preparation and measurement

Preparation of consolidated financial statements

The condensed interim consolidated financial statements are prepared on a going-concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency. All financial information is presented in thousands of U.S. dollars except where otherwise indicated.

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), on a basis consistent with the accounting policies disclosed in the Company's annual financial statements. They should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2022.

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	ACCOUNTING		PRESENTATION
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation
SFR JV-2	Controlled subsidiary	Consolidation

Multi-Family Rental
U.S. multi-family(1)	Divested in October 2022	Equity method	Divested in October 2022	Income from discontinued operations from January 1, 2022 to March 30, 2022	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A

Canadian residential developments
The Shops of Summerhill	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
The James (Scrivener Square)					N/A

57 Spadina (The Taylor)	Investments in associate	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL - Block 8 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Block 20 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Blocks 3/4/7 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Block 10 (Canary Landing)	Joint venture	Equity method			N/A
6-8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
Queen & Ontario	Joint venture	Equity method			N/A
Symington	Joint venture	Equity method			N/A

U.S. residential developments
THPAS Holdings JV-1 LLC	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
THPAS Development JV-2 LLC	Investments in associates	Equity method			N/A
For-sale housing	Investments in associates	Equity method			N/A

Strategic Capital(2)
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from strategic capital services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity
(1) On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in the U.S. multi-family rental portfolio (Note 3).
(2) Strategic Capital was previously reported as Private Funds and Advisory.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Changes to comparative figures

Certain comparative figures have been adjusted to conform with the current period presentation, as shown in the table below. There was no impact on the net income and comprehensive income of the Company as a result of this change in presentation.

(in thousands of U.S. dollars)	As previously reported	Reclassify income from discontinued operations(1)	Reclassify tax expense - deferred to continuing operations(2)	As adjusted

For the three months ended March 31, 2022

Income from equity-accounted investments in multi-family rental properties	17,037	(16,877)	—	160
Income (loss) before taxes from discontinued operations	—	16,877	—	16,877
Income tax expense - deferred from continuing operations	(47,887)	—	3,544	(44,343)
Income tax expense - deferred from discontinued operations	—	—	(3,544)	(3,544)

(1) In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Company reclassified the prior-period income from equity-accounted investments in U.S. multi-family rental properties as discontinued operations, separate from the Company's continuing operations (Note 3).
(2) The Company reclassified previously recorded deferred income tax expense relating to U.S. multi-family rental properties from continuing operations to discontinued operations (Note 3).

Accounting standards and interpretations adopted

Effective January 1, 2023, the Company has adopted amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and to help users of the financial statements distinguish between changes in accounting estimates and changes in accounting policies. The Company also adopted amendments to IAS 12, Income Taxes ("IAS 12"), which requires companies to recognize deferred tax on transactions, such as leases and decommissioning obligations, that on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The adoption of these standards did not have a significant impact on the Company's consolidated financial statements.

Accounting standards and interpretations issued but not yet adopted

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements ("IAS 1"), to provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. In November 2022, the IASB further amended IAS 1 to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability as current or non-current. This amendment is effective for annual reporting periods beginning on or after January 1, 2024.

There are no other relevant standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company.

3.    DISCONTINUED OPERATIONS

On October 18, 2022, the Company sold its remaining 20% equity interest in its U.S. multi-family rental portfolio (held through Tricon US Multi-Family REIT LLC), for total proceeds of $219,354, which resulted in a loss on sale of $856, net of transaction costs.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company reclassified the prior-period income from equity-accounted investments in U.S. multi-family rental properties as discontinued operations, separate from the Company's continuing operations. The profit or loss of the discontinued operations was as follows:

(in thousands of U.S. dollars)	2022

Revenue	$31,801
Expenses	(20,882)
Fair value gain on U.S. multi-family rental properties	73,469
Net and other comprehensive income	84,388

Tricon's share of net income at 20%	16,877
Income tax expense - deferred	(3,544)
Net income from discontinued operations	$13,333

The table below provides a summary of the Company's cash flows attributed to the discontinued operations.

(in thousands of U.S. dollars)
For the three months ended	March 31, 2022

Net cash provided by operating activities from discontinued operations	$3,380
Net cash used in investing activities from discontinued operations	(4,831)
Net cash provided by financing activities from discontinued operations	132
Change in cash during the period from discontinued operations	$(1,319)

4.    RENTAL PROPERTIES

Management is responsible for fair value measurements included in the financial statements, including Level 3 measurements. The valuation processes and results are reviewed and approved by the Valuation Committee once every quarter, in line with the Company’s quarterly reporting dates. The Valuation Committee consists of individuals who are knowledgeable and have experience in the fair value techniques for the real estate properties held by the Company. The Valuation Committee decides on the appropriate valuation methodologies for new real estate properties and contemplates changes in the valuation methodology for existing real estate holdings. Additionally, the Valuation Committee analyzes the movements in each property’s (or group of properties') value, which involves assessing the validity of the inputs applied in the valuation.

The following table presents the changes in the rental property balances for the three months ended March 31, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Opening balance	$11,445,659	$7,978,396
Acquisitions(1)	120,064	2,362,185
Capital expenditures	46,541	326,460
Fair value adjustments(2)	11,894	858,987
Dispositions	(42,901)	(80,369)
Balance, end of period	$11,581,257	$11,445,659
(1) The total purchase price includes $776 (2022 - $3,021) of capitalized transaction costs in relation to the acquisitions.
(2) Fair value adjustments include realized fair value gains of $10,810 for the three months ended March 31, 2023 and realized fair value gains of $12,997 for the year ended December 31, 2022 on the single-family rental properties.

The Company used the following techniques to determine the fair value measurements included in the condensed interim consolidated financial statements categorized under Level 3.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Single-family rental homes

Valuation methodology

The fair value of single-family rental homes is typically determined based on comparable sales primarily by using adjusted Home Price Index (“HPI”) and periodically Broker Price Opinions (“BPOs”), as applicable. In addition, homes that were purchased in the last three to six months (or homes purchased in the year that are not yet stabilized) from the reporting date are recorded at their purchase price plus the cost of capital expenditures.

BPOs are quoted by qualified brokers who hold active real estate licenses and have market experience in the locations and segments of the properties being valued. The brokers value each property based on recent comparable sales and active comparable listings in the area, assuming the properties were all renovated to an average standard in their respective areas. The Company typically obtains a BPO when a home is first included in a securitization or other long-term financing vehicle.

Adjusted HPI is used to update the value, on a quarterly basis, of single-family rental homes that were most recently valued using a BPO for purposes of use in a long-term financing, and if no BPO has been obtained, adjusted HPI is used for homes acquired more than six months prior to such quarter. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records. The HPI was calculated as at February 28, 2023 for rental homes acquired prior to January 1, 2023 and has been adjusted based on management's judgment informed by recent transactions and other relevant factors. The quarterly HPI change is then applied to the previously recorded fair value of the rental homes. The data used to determine the fair value of the Company’s single-family rental homes is specific to the zip code in which the property is located.

Adjusted HPI growth during the quarter was 0.1%, net of capital expenditures (2022 - 4.5%), and there were no homes valued using the BPO method during the quarter (2022 - none). This resulted in a fair value gain of $11,894 for the quarter ended March 31, 2023 (2022 - $299,572).

Sensitivity

The adjusted HPI change during the quarter was 0.1% (2022 - 4.5%). If the change in the adjusted HPI increased or decreased by 2.0%, the impact on the single-family rental property balance at March 31, 2023 would be $191,421 and ($191,421), respectively (2022 - $130,547 and ($130,547)).

5.    EQUITY-ACCOUNTED INVESTMENTS IN MULTI-FAMILY RENTAL PROPERTIES

Following the Company's divestiture of its interest in the U.S. multi-family rental portfolio in October 2022, the Company's equity-accounted investments in multi-family rental properties consist of an investment in associate ("592 Sherbourne LP", operating as "The Selby"), a 500-suite class A multi-family rental property in Toronto, over which the Company has significant influence.

The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the three months ended March 31, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Opening balance	$20,769	$199,285
Distributions	(22)	(3,824)
Income from equity-accounted investments in multi-family rental properties(1)	148	40,144
Disposition of equity-accounted investment in U.S. multi-family rental properties (Note 3)	—	(213,493)
Translation adjustment(2)	19	(1,343)
Balance, end of period	$20,914	$20,769
(1) Of the $40,144 income from equity-accounted investments earned during 2022, $38,594 was attributable to U.S. multi-family rental properties and reclassified to income from discontinued operations (Note 3).

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(2) In the first quarter of 2023, the USD/CAD exchange rate moved from 1.3544 as at December 31, 2022 to 1.3533 as at March 31, 2023, resulting in a foreign currency translation adjustment of $19. In the prior year, the USD/CAD exchange rate moved from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in a foreign currency translation adjustment of $1,343.

6.    EQUITY-ACCOUNTED INVESTMENTS IN CANADIAN RESIDENTIAL DEVELOPMENTS

The Company has entered into certain arrangements in the form of jointly controlled entities and investments in associates for various Canadian multi-family rental developments. Joint ventures represent development properties held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of the partners. These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in Canadian residential developments for the three months ended March 31, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Opening balance	$106,538	$98,675
Advances	652	13,360
Distributions(1)	—	(10,212)
(Loss) income from equity-accounted investments in Canadian residential developments	(577)	11,198
Translation adjustment(2)	81	(6,483)
Balance, end of period	$106,694	$106,538
(1) Distributions from equity-accounted investments in Canadian residential developments for the year ended December 31, 2022 represent sales proceeds from the Company's divestiture of two-thirds of its original 30% equity ownership in Queen & Ontario to its institutional partner.
(2) In the first quarter of 2023, the USD/CAD exchange rate moved from 1.3544 as at December 31, 2022 to 1.3533 as at March 31, 2023, resulting in a foreign currency translation adjustment of $81. In the prior year, the USD/CAD exchange rate moved from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in a foreign currency translation adjustment of $6,483.

7.     CANADIAN DEVELOPMENT PROPERTIES

The Company's Canadian development properties include one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto. The following table presents the changes in the Canadian development properties balance for the three months ended March 31, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Opening balance	$136,413	$133,250
Development expenditures	3,990	12,686
Fair value adjustments	—	(440)
Translation adjustment(1)	109	(9,083)
Balance, end of period	$140,512	$136,413
(1) In the first quarter of 2023, the USD/CAD exchange rate moved from 1.3544 as at December 31, 2022 to 1.3533 as at March 31, 2023, resulting in a foreign currency translation adjustment of $109. In the prior year, the USD/CAD exchange rate moved from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in a foreign currency translation adjustment of $9,083.

The Company earned $373 of commercial rental income from The Shops of Summerhill for the three months ended March 31, 2023 (2022 - $296), which is classified as other income.

8.    INVESTMENTS IN U.S. RESIDENTIAL DEVELOPMENTS

The Company makes investments in U.S. residential developments via equity investments and loan advances. Advances made to investments are added to the carrying value when paid; distributions from investments are deducted from the carrying value when received.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table presents the changes in the investments in U.S. residential developments for the three months ended March 31, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Opening balance	$138,369	$143,153
Advances(1)	1,503	15,655
Distributions	(6,153)	(37,336)
Income from investments in U.S. residential developments(2)	6,033	16,897
Balance, end of period	$139,752	$138,369
(1) Advances to U.S. residential developments for the year ended December 31, 2022 include $2,760 in non-cash contributions related to the syndication of the Company's investment in Bryson MPC Holdings LLC to THPAS Development JV-2 LLC.
(2) There were no realized gains or losses included in the income from investments in U.S. residential developments for the three months ended March 31, 2023 (2022 - nil).

Valuation methodology

The investments are measured at fair value (excluding THPAS Development JV-2 LLC) as determined by the Company’s proportionate share of the fair value of each Investment Vehicle’s net assets at each measurement date. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions. THPAS Development JV-2 LLC is measured at cost under the equity method and not recorded at fair value as the entity itself is not considered to be an investment entity.

The residential real estate development business involves significant risks that could adversely affect the fair value of Tricon's investments in for-sale housing, especially in times of economic uncertainty. Quantitative information about fair value measurements of the investments uses the following significant unobservable inputs (Level 3):

		March 31, 2023		December 31, 2022
Valuation technique(s)	Significant unobservable input	Range of inputs	Weighted average of inputs	Range of inputs	Weighted average of inputs	Other inputs and key information

Net asset value, determined using discounted cash flow Waterfall distribution model	a) Discount rate (1) b) Future cash flow c) Appraised value	8.0% - 20.0%	17.6%	8.0% - 20.0%	17.7%	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate.

Price per acre of land, timing of project funding requirements and distributions.

Estimated probability of default.
		1 - 10 years	7.0 years	1 - 10 years	7.2 years
(1) Generally, an increase in future cash flow will result in an increase in the fair value of fund equity investments. An increase in the discount rate will result in a decrease in the fair value of fund equity investments. The same percentage change in the discount rate will result in a greater change in fair value than the same absolute percentage change in future cash flow.

Sensitivity

For those investments valued using discounted cash flows, an increase of 2.5% in the discount rate results in a decrease in fair value of $9,287 and a decrease of 2.5% in the discount rate results in an increase in fair value of $10,950 (December 31, 2022 - ($9,445) and $10,629, respectively).

9.     FAIR VALUE ESTIMATION

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these condensed interim consolidated financial statements is determined on this basis, unless otherwise noted.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are based on the degree to which inputs to fair value measurement techniques are observable by market participants:

•Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

•Level 3 - Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Fair value measurements are adopted by the Company to calculate the carrying amounts of various assets and liabilities.

Acquisition costs, other than those related to financial instruments classified as FVTPL which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method.

The following table provides information about assets and liabilities measured at fair value on the balance sheet and categorized by level according to the significance of the inputs used in making the measurements:

	March 31, 2023			December 31, 2022
(in thousands of U.S. dollars)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Rental properties (Note 4)	$—	$—	$11,581,257	$—	$—	$11,445,659
Canadian development properties (Note 7)	—	—	140,512	—	—	136,413
Investments in U.S. residential developments (Note 8) (1)	—	—	131,420	—	—	130,270
Derivative financial instruments (Note 16)	—	7,063	—	—	10,358	—
	$—	$7,063	$11,853,189	$—	$10,358	$11,712,342
Liabilities
Derivative financial instruments (Note 16)	$—	$43,786	$—	$—	$51,158	$—
Limited partners' interests in single-family rental business	—	—	1,817,848	—	—	1,696,872
	$—	$43,786	$1,817,848	$—	$51,158	$1,696,872
(1) Excludes the Company's interest in THPAS Development JV-2 LLC, which is measured at cost under the equity method (Note 8).

There have been no transfers between levels for the three months ended March 31, 2023.

Cash, restricted cash, amounts receivable, amounts payable and accrued liabilities, lease liabilities (included in other liabilities), resident security deposits and dividends payable are measured at amortized cost, which approximates fair value because they are short-term in nature.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

10.    INCOME TAXES

(in thousands of U.S. dollars)
For the three months ended March 31	2023	2022(1)
Income tax expense - current	$(1,118)	$(462)
Income tax expense - deferred	(1,989)	(44,343)
Income tax expense from continuing operations	$(3,107)	$(44,805)

Income tax expense from discontinued operations - current	$—	$—
Income tax expense from discontinued operations - deferred	—	(3,544)
Income tax expense from discontinued operations	$—	$(3,544)
(1) Certain comparative figures have been adjusted to conform with the presentation of U.S. multi-family rental properties as discontinued operations, separate from the Company's continuing operations.

The expected realization of deferred income tax assets and deferred income tax liabilities is as follows:

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022
Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	$72,794	$75,062
Deferred income tax assets to be recovered within 12 months	—	—
Total deferred income tax assets	$72,794	$75,062

Deferred income tax liabilities
Deferred income tax liabilities reversing after more than 12 months	$591,950	$591,713
Deferred income tax liabilities reversing within 12 months	—	—
Total deferred income tax liabilities	$591,950	$591,713

Net deferred income tax liabilities	$519,156	$516,651

The movement of the deferred income tax accounts was as follows:

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022
Change in net deferred income tax liabilities
Net deferred income tax liabilities, beginning of period	$516,651	$364,744
Charge to the statement of comprehensive income	1,989	148,697
Charge to equity	486	1,945
Other	30	1,265
Net deferred income tax liabilities, end of period	$519,156	$516,651
The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities were as follows:

(in thousands of U.S. dollars)	Investments	Long-term incentive plan accrual	Performance fees liability	Issuance costs	Net operating losses	Other	Total
Deferred income tax assets
At December 31, 2022	$—	$8,009	$9,091	$8,723	$43,926	$5,313	$75,062
Addition / (Reversal)	—	(997)	(17)	(786)	883	(1,351)	(2,268)
At March 31, 2023	$—	$7,012	$9,074	$7,937	$44,809	$3,962	$72,794

(in thousands of U.S. dollars)			Investments	Rental properties	Deferred placement fees	Other	Total
Deferred income tax liabilities
At December 31, 2022			$1,505	$589,720	$488	$—	$591,713
(Reversal) / Addition			(766)	1,003	—	—	237
At March 31, 2023			$739	$590,723	$488	$—	$591,950

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company believes it will have sufficient future income to realize the deferred income tax assets.

11.     REVENUE FROM SINGLE-FAMILY RENTAL PROPERTIES

The components of the Company's revenue from single-family rental properties are as follows:

(in thousands of U.S. dollars)
For the three months ended March 31	2023	2022

Base rent	$156,423	$113,723
Other revenue(1)	10,789	8,853
Non-lease component	21,297	16,212
Total revenue from single-family rental properties	$188,509	$138,788
(1) Other revenue includes revenue earned on ancillary services and amenities as well as lease administrative fees.

12.    REVENUE FROM STRATEGIC CAPITAL SERVICES

The components of the Company’s revenue from strategic capital services (previously reported as revenue from private funds and advisory services) are described in the table below. Intercompany revenues and expenses between the Company and its subsidiaries, such as property management fees, are eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon's subsidiary entities are billed directly to those investors and are therefore not recognized in the accounts of the applicable subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

(in thousands of U.S. dollars)
For the three months ended March 31	2023	2022

Asset management fees	$2,757	$3,127
Performance fees	2,562	743
Development fees	9,519	5,862
Property management fees	283	2,679
Total revenue from strategic capital services	$15,121	$12,411

13.    OTHER INCOME

Other income is comprised of the following:

(in thousands of U.S. dollars)
For the three months ended March 31	2023	2022

The Shops of Summerhill commercial rental	$373	$296
Income from Bryson - pre-sale	—	2,753
Interest rate caps derivative	4,495	—
Net operating loss from non-core homes	(1,109)	—
Total other income	$3,759	$3,049

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

14.    DEBT

The following table presents a summary of the Company's outstanding debt as at March 31, 2023:

		March 31, 2023
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor	Interest rate cap	Effective interest rates(1)	Extension options(2)	Total facility	Outstanding balance
Term loan(3),(4)	October 2023	SOFR+2.30%	0.50% SOFR	5.50% SOFR	6.92%	One year	$215,696	$215,696
Securitization debt 2017-2(3)	January 2024	3.68%	N/A	N/A	3.68%	N/A	338,699	338,699
Warehouse credit facility 2022	January 2024	SOFR+1.85%	0.15% SOFR	3.25% SOFR	5.10%	One year	50,000	—
Securitization debt 2018-1(3)	May 2025	3.96%	N/A	N/A	3.96%	N/A	299,587	299,587
Securitization debt 2020-2(3)	November 2027	1.94%	N/A	N/A	1.94%	N/A	421,754	421,754
Single-family rental wholly-owned properties borrowings							1,325,736	1,275,736
SFR JV-1 securitization debt 2019-1(3)	March 2026	3.12%	N/A	N/A	3.12%	N/A	332,154	332,154
SFR JV-1 securitization debt 2020-1(3)	July 2026	2.43%	N/A	N/A	2.43%	N/A	552,441	552,441
SFR JV-1 securitization debt 2021-1(3)	July 2026	2.57%	N/A	N/A	2.57%	N/A	682,956	682,956
Single-family rental JV-1 properties borrowings							1,567,551	1,567,551
SFR JV-2 subscription facility(5)	July 2023	SOFR+2.00%	0.15% SOFR	N/A	6.62%	One year	410,000	345,000
SFR JV-2 warehouse credit facility	July 2024	SOFR+1.99%	0.10% SOFR	3.25% SOFR	5.24%	One year	700,000	486,077
SFR JV-2 term loan(3)	October 2025	SOFR+2.10%	0.50% SOFR	4.55% SOFR	6.65%	Two one years	500,000	390,671
SFR JV-2 securitization debt 2022-1(3)	April 2027	4.32%	N/A	N/A	4.32%	N/A	530,387	530,387
SFR JV-2 securitization debt 2022-2(3)	July 2028	5.47%	N/A	N/A	5.47%	N/A	347,772	347,772
SFR JV-2 delayed draw term loan(3)	September 2028	5.39%	N/A	N/A	5.39%	N/A	200,000	194,685
Single-family rental JV-2 properties borrowings							2,688,159	2,294,592
SFR JV-HD subscription facility(6)	May 2023	SOFR+2.00%	0.15% SOFR	N/A	6.62%	One year	76,626	65,000
SFR JV-HD warehouse credit facility	May 2024	SOFR+2.00%	0.15% SOFR	2.60% SOFR	4.70%	One year	490,000	187,010
JV-HD term loan A(3),(7)	March 2028	5.96%	N/A	N/A	5.96%	N/A	150,000	150,000
JV-HD term loan B(3),(7)	March 2028	5.96%	N/A	N/A	5.96%	N/A	150,000	150,000
Single-family rental JV-HD properties borrowings							866,626	552,010
Single-family rental properties borrowings					4.34%		6,448,072	5,689,889
The Shops of Summerhill mortgage	October 2025	5.58%	N/A	N/A	5.58%	N/A	16,017	16,017
Construction facility(8)	June 2026	Prime+1.25%	N/A	N/A	7.89%	One year	169,947	6,220
Canadian development properties borrowings					6.23%		185,964	22,237
Corporate office mortgages	November 2024	4.25%	N/A	N/A	4.30%	N/A	12,605	12,605
Corporate credit facility(9)	June 2025	SOFR+3.10%	N/A	N/A	7.99%	N/A	500,000	38,000
Corporate borrowings					7.07%		512,605	50,605
								$5,762,731
Transaction costs (net of amortization)								(48,149)
Debt discount (net of amortization)								(649)
Total debt					4.37%		$7,146,641	$5,713,933

Current portion of long-term debt(2)								$965,009
Long-term debt								$4,748,924

Fixed-rate debt - principal value					3.62%			$4,029,057
Floating-rate debt - principal value					6.11%			$1,733,674
(1) The effective interest rate is determined using the ending consolidated debt balances as at March 31, 2023 and the average of the applicable reference rates for the three months ended March 31, 2023. The effective interest rate using the average debt balances and the average of the applicable reference rates for the three months ended March 31, 2023 is 4.33%.
(2) The Company has the ability to extend the maturity of the loans where an extension option exists and intends to exercise such options wherever available. The current portion of long-term debt reflects the balance after the Company's extension options have been exercised.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(3) The term loan and securitization debt are secured, directly and indirectly, by approximately 28,500 single-family rental homes.
(4) The Company is in the process of extending the maturity date of the term loan by one year to October 2024.
(5) On April 10, 2023, SFR JV-2 amended the subscription facility agreement to decrease the commitment value by $144,902 to $265,098. The coupon rate, maturity date and extension option of the facility remained unchanged.
(6) On March 28, 2023, SFR JV-HD amended the subscription facility agreement to decrease the commitment value by $53,374 to $76,626. The coupon rate, maturity date and extension option of the facility remained unchanged.
(7) On March 10, 2023, SFR JV-HD entered into two new term loan facilities, each with a total commitment of $150,000, a term to maturity of five years and a fixed interest rate of 5.96%. These facilities are secured by pools of 707 and 696 single-family rental properties. The loan proceeds were primarily used to pay down existing short-term SFR JV-HD debt and to fund the acquisition of rental homes.
(8) The construction facility is secured by the land under development at The James (Scrivener Square).
(9) The Company has provided a general security agreement creating a first priority security interest on the assets of the Company, excluding, among other things, single-family rental homes, multi-family rental properties and interests in for-sale housing. As part of the corporate credit facility, the Company designated $35,000 to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments. As at March 31, 2023, the letters of credit outstanding totaled $4,936 (C$6,680).

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company was in compliance with the covenants and other undertakings outlined in all loan agreements.

The scheduled principal repayments and debt maturities are as follows, reflecting the maturity dates after all extensions have been exercised:

(in thousands of U.S. dollars)	Single-family rental borrowings	Canadian development properties borrowings	Corporate borrowings	Total

2023	$625,696	$162	$293	$626,151
2024	338,699	229	12,312	351,240
2025	1,363,346	15,627	38,000	1,416,973
2026	1,567,551	6,219	—	1,573,770
2027	952,141	—	—	952,141
2028 and thereafter	842,456	—	—	842,456
	5,689,889	22,237	50,605	5,762,731
Transaction costs (net of amortization)				(48,149)
Debt discount (net of amortization)				(649)
Total debt				$5,713,933

Fair value of debt

The table below presents the fair value and the carrying value (net of unamortized deferred financing fees and debt discount) of the fixed-rate loans as at March 31, 2023.

	March 31, 2023
(in thousands of U.S. dollars)	Fair value	Carrying value

Securitization debt 2017-2	$335,734	$338,390
Securitization debt 2018-1	295,945	299,247
Securitization debt 2020-2	373,837	416,588
SFR JV-1 securitization debt 2019-1	313,241	328,405
SFR JV-1 securitization debt 2020-1	515,598	546,709
SFR JV-1 securitization debt 2021-1	623,692	675,489
SFR JV-2 securitization debt 2022-1	510,143	523,370
JV-HD term loan A	148,752	148,752
JV-HD term loan B	148,752	148,752
SFR JV-2 securitization debt 2022-2	345,483	342,327
SFR JV-2 delayed draw term loan	190,391	193,195
The Shops of Summerhill mortgage	15,887	15,936
Corporate office mortgages	12,254	12,605
Total	$3,829,709	$3,989,765

The carrying value of variable term loans approximates their fair value, since their variable interest terms are indicative of prevailing market prices.

15.    DUE TO AFFILIATE

Structured entity – Tricon PIPE LLC (the “Affiliate”)

Tricon PIPE LLC (the “Affiliate” or “LLC”) was incorporated on August 7, 2020 for the purpose of raising third-party capital through the issuance of preferred units for an aggregate amount of $300,000. The Company has a 100% voting interest in this Affiliate; however, the Company does not consolidate this structured entity.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

During the year ended December 31, 2022, 4,675 preferred units were exchanged for 554,832 common shares of the Company at $8.50 per share. The exchange reduced the Affiliate's preferred unit liability and the Company's associated promissory note owed to the Affiliate by $4,675. As at March 31, 2023, the Affiliate has a preferred unit liability of $295,325 (December 31, 2022 - $295,325) and a promissory note receivable from Tricon of $295,325 (December 31, 2022 - $295,325).

During the three months ended March 31, 2023, the Affiliate earned interest income of $4,245 (2022 - $4,286) from the Company and recognized dividends declared of $4,245 (2022 - $4,286).

The Company’s obligation with respect to its involvement with the structured entity is equal to the cash flows under the promissory note payable. The Company has not recognized any income or losses in connection with its interest in this unconsolidated structured entity in the three months ended March 31, 2023 (2022 - nil).

Promissory note – between Tricon entities

The promissory note payable to Tricon PIPE LLC (“Promissory Note” or “Due to Affiliate”) recognized on the condensed interim consolidated balance sheets was calculated as follows:

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Principal amount outstanding	$295,325	$295,325
Less: Discount and transaction costs (net of amortization)	(37,146)	(38,501)
Due to Affiliate	$258,179	$256,824

The fair value of the Promissory Note was $236,817 as of March 31, 2023 (December 31, 2022 - $225,314). The difference between the amortized cost and the implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

16.    DERIVATIVE FINANCIAL INSTRUMENTS

The Promissory Note contains a mandatory prepayment option that is intermingled with other options in connection with the preferred units issued by Tricon PIPE LLC (including exchange and redemption rights), as exercising the mandatory prepayment option effectively terminates the other options. Although the exchange and redemption rights exist at the Affiliate level, the Affiliate is unable to issue the common shares of the Company upon exercise of one or all of the rights by either party. As a result, such options, in essence, were deemed to be written by the Company and are treated as a single combined financial derivative instrument for valuation purposes in accordance with IFRS 9, Financial Instruments: Recognition and Measurement. The option pricing model for the derivative uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the underlying equity. The valuation of the derivative assumes a 9.75-year expected life of the investment horizon of the unitholders.

Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

Due to Affiliate	March 31, 2023	December 31, 2022
Risk-free rate (1)	4.19%	4.46%
Implied volatility (2)	32.32%	36.53%
Dividend yield (3)	2.99%	3.01%
(1) Risk-free rates were from the U.S. dollar swap curves matching the expected maturity of the Due to Affiliate.
(2) Implied volatility was computed from the trading volatility of the Company's stock over a comparable term to maturity and the volatility of USD/CAD exchange rates.
(3) Dividend yields were from the forecast dividend yields matching the expected maturity of the Due to Affiliate.

The Company also has other types of derivative financial instruments that consist of interest rate caps on the Company’s floating-rate debt and are classified and measured at FVTPL. Interest rate caps are valued using model

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

calibration. Inputs to the valuation model are determined from observable market data wherever possible, including market volatility and interest rates.

The values attributed to the derivative financial instruments are shown below:

	Conversion/redemption options	Exchange/prepayment options	Interest rate caps	Total
(in thousands of U.S. dollars)

For the three months ended March 31, 2023
Derivative financial (liabilities) assets, beginning of period	$—	$(51,158)	$10,358	$(40,800)
Addition of interest rate caps	—	—	968	968
Fair value gain (loss)	—	7,372	(4,263)	3,109
Derivative financial instruments - end of period	$—	$(43,786)	$7,063	$(36,723)

For the year ended December 31, 2022
Derivative financial (liabilities) assets, beginning of year	$—	$(230,305)	$363	$(229,942)
Derivative financial instruments exchanged into common shares of the Company	—	3,299	—	3,299
Addition of interest rate caps	—	—	1,034	1,034
Fair value gain	—	175,848	8,961	184,809
Derivative financial instruments - end of year	$—	$(51,158)	$10,358	$(40,800)

For the three months ended March 31, 2023, there was a fair value gain on the Due to Affiliate of $7,372 (2022 - fair value loss of $31,352). The fair value gain on the derivatives was primarily driven by a decrease in implied volatility of 4.21% (36.53% to 32.32%) since December 31, 2022.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

17.    INTEREST EXPENSE

Interest expense is comprised of the following:

(in thousands of U.S. dollars)
For the three months ended March 31	2023	2022

Term loan	$2,026	$1,433
Securitization debt 2017-2	3,164	3,306
Warehouse credit facility 2022	168	46
Securitization debt 2018-1	3,014	3,093
Securitization debt 2020-2	2,089	2,142
SFR JV-1 securitization debt 2019-1	2,607	2,611
SFR JV-1 securitization debt 2020-1	3,385	3,385
SFR JV-1 securitization debt 2021-1	4,415	4,418
SFR JV-2 subscription facility	6,607	2,184
SFR JV-2 warehouse credit facility	7,809	3,293
SFR JV-2 term loan	6,749	—
SFR JV-2 securitization debt 2022-1	5,752	—
SFR JV-2 securitization debt 2022-2	4,778	—
SFR JV-2 delayed draw term loan	2,714	—
SFR JV-HD subscription facility	1,746	526
SFR JV-HD warehouse credit facility	8,455	815
JV-HD term loan A	546	—
JV-HD term loan B	546	—
Single-family rental interest expense	66,570	27,252

The Shops of Summerhill mortgage	216	109
Canadian development properties interest expense(1)	216	109

Corporate office mortgages	114	112
Corporate credit facility	114	1,053
Corporate interest expense	228	1,165

Amortization of financing costs	3,684	2,610
Amortization of debt discounts	1,130	1,156
Interest on Due to Affiliate	4,245	4,286
Interest on lease obligation	299	276
Total interest expense	$76,372	$36,854
(1) Canadian development properties capitalized $109 of interest for the three months ended March 31, 2023 (2022 - $209).

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

18.    DIVIDENDS

(in thousands of U.S. dollars, except per share amounts)
Date of declaration	Record date	Payment date	Common shares issued	Dividend amount per share	Total dividend amount	Dividend reinvestment plan ("DRIP")

February 28, 2023	March 31, 2023	April 17, 2023	272,598,588	$0.058	$15,811	$1,131
					$15,811	$1,131

March 1, 2022	March 31, 2022	April 18, 2022	273,584,673	$0.058	$15,868	$984
May 10, 2022	June 30, 2022	July 15, 2022	273,653,385	0.058	15,872	967
August 9, 2022	September 30, 2022	October 17, 2022	273,760,820	0.058	15,878	472
November 8, 2022	December 31, 2022	January 15, 2023	273,464,780	0.058	15,861	1,042
					$63,479	$3,465

The Company has a Dividend Reinvestment Plan (“DRIP”) under which eligible shareholders may elect to have their cash dividends automatically reinvested into additional common shares. These additional shares are issued from treasury (or purchased in the open market) at a discount, in the case of treasury issuances, of up to 5% of the Average Market Price, as defined under the DRIP, of the common shares as of the dividend payment date. If common shares are purchased in the open market, they are priced at the average weighted cost to the Company of the shares purchased.

Brokerage, commissions and service fees are not charged to shareholders for purchases or withdrawals of the Company’s shares under the DRIP, and all DRIP administrative costs are assumed by the Company.

For the three months ended March 31, 2023, 126,445 common shares were issued under the DRIP (2022 - 104,282) for a total amount of $1,042 (2022 - $1,572).

19.    SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company do not have par value.

As of March 31, 2023, there were 272,598,588 common shares issued by the Company (December 31, 2022 - 273,464,780), of which 271,970,163 were outstanding (December 31, 2022 - 272,840,692) and 628,425 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan (December 31, 2022 - 624,088) (Note 21).

	March 31, 2023		December 31, 2022
(in thousands of U.S. dollars)	Number of shares issued (repurchased)	Share capital	Number of shares issued (repurchased)	Share capital

Beginning balance	272,840,692	$2,124,618	272,176,046	$2,114,783
Normal course issuer bid (NCIB)(1)	(1,048,680)	(7,112)	(677,666)	(4,580)
Shares issued under DRIP (2)	126,445	1,042	323,048	3,995
Stock-based compensation exercised (3)	56,043	428	491,341	2,655
Preferred units exchanged (Note 15)	—	—	554,832	8,015
Shares repurchased and reserved for restricted share awards (4)	(4,337)	(36)	(26,909)	(250)
Ending balance	271,970,163	$2,118,940	272,840,692	$2,124,618
(1) On October 13, 2022, the Company announced that the Toronto Stock Exchange ("TSX") had approved its notice of intention to make a normal course issuer bid ("NCIB") to repurchase up to 2,500,000 of its common shares trading on the TSX, the New York Stock Exchange ("NYSE") and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. During the three months ended March 31, 2023, the Company repurchased 525,267 of its common shares on the TSX and 523,413 shares on the NYSE under the NCIB for $8,749, which reduced share capital and retained earnings by $7,112 and $1,637, respectively. Common shares that were purchased under the NCIB were cancelled by the Company.
(2) In the first quarter of 2023, 126,445 common shares were issued under the DRIP at an average price of $8.24 per share.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(3) In the first quarter of 2023, 56,043 common shares were issued upon the exercise of 56,147 vested deferred share units ("DSUs").
(4) In the first quarter of 2023, 4,337 common shares were reserved at $8.30 per share in accordance with the DRIP with respect to restricted share awards granted in prior years.

20.    EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing net income attributable to shareholders of Tricon by the sum of the weighted average number of shares outstanding and vested deferred share units during the period.

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
For the three months ended March 31	2023	2022

Net income from continuing operations	$29,401	$150,124
Non-controlling interest	2,442	1,110
Net income attributable to shareholders of Tricon from continuing operations	26,959	149,014
Net income attributable to shareholders of Tricon from discontinued operations	—	13,333
Net income attributable to shareholders of Tricon	$26,959	$162,347

Weighted average number of common shares outstanding	272,324,888	272,528,753
Adjustments for vested units	1,493,578	1,535,622
Weighted average number of common shares outstanding for basic earnings per share	273,818,466	274,064,375

Basic earnings per share
Continuing operations	$0.10	$0.54
Discontinued operations	—	0.05
Basic earnings per share	$0.10	$0.59

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has four categories of potentially dilutive shares: stock options (Note 21), restricted shares (Note 19), deferred share units (Note 21) and the preferred units issued by the Affiliate that are exchangeable into the common shares of the Company (Note 15). For the three months ended March 31, 2022, the Company also had convertible debentures outstanding which were potentially dilutive. For the stock options, the number of dilutive shares is based on the number of shares that could have been acquired at fair value with the assumed proceeds, if any, from their exercise (determined using the average market price of the Company’s shares for the period then ended). For restricted shares and deferred share units, the number of dilutive shares is equal to the total number of unvested restricted shares and deferred share units. For the convertible debentures and exchangeable preferred units, the number of dilutive shares is based on the number of common shares into which the elected amount would then be convertible or exchangeable. The number of shares calculated as described above is comparable to the number of shares that would have been issued assuming the vesting of the stock compensation arrangement, the conversion of debentures and the exchange of preferred units.

Stock options, restricted shares and deferred share units

For the three months ended March 31, 2023, the Company’s stock compensation plans resulted in 1,752,225 dilutive share units (2022 - 2,699,192), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company's average market share price for the period. Unvested restricted shares and deferred share units are always considered dilutive as there is no price to the holder associated with receiving or exercising their entitlement, respectively.

Preferred units issued by the Affiliate

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

For the three months ended March 31, 2023, the impact of exchangeable preferred units of Tricon PIPE LLC (Note 15) was dilutive, as the associated interest expense, net of tax, and the fair value gain on derivative financial instruments would result in decreased earnings per share upon the exchange of the underlying preferred units. Therefore, in computing the diluted weighted average common shares outstanding and the associated earnings per share amounts for the three months ended March 31, 2023, the impact of the preferred units was included (2022 - excluded).

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
For the three months ended March 31	2023	2022

Net income attributable to shareholders of Tricon from continuing operations	$26,959	$149,014
Adjustment for preferred units interest expense - net of tax	4,661	—
Fair value gain on derivative financial instruments and other liabilities	(7,372)	—
Adjusted net income attributable to shareholders of Tricon from continuing operations	24,248	149,014
Net income attributable to shareholders of Tricon from discontinued operations	—	13,333
Adjusted net income attributable to shareholders of Tricon	$24,248	$162,347

Weighted average number of common shares outstanding	273,818,466	274,064,375
Adjustments for stock compensation	1,752,225	2,699,192
Adjustments for preferred units	34,744,118	—
Weighted average number of common shares outstanding for diluted earnings per share	310,314,809	276,763,567

Diluted earnings per share
Continuing operations	$0.08	$0.54
Discontinued operations	—	0.05
Diluted earnings per share	$0.08	$0.59

21.    COMPENSATION EXPENSE

Compensation expense is comprised of the following:

(in thousands of U.S. dollars)
For the three months ended March 31	2023	2022

Salaries and benefits	$14,522	$14,024
Annual incentive plan ("AIP")	5,877	10,131
Long-term incentive plan ("LTIP")	(25)	4,097
Total compensation expense	$20,374	$28,252

The changes to the balances of the various cash-based and equity-based arrangements during the period are detailed in the sections below.

Annual incentive plan

(in thousands of U.S. dollars)
For the three months ended March 31	2023	2022

Cash-based	$2,129	$6,934
Equity-based	3,748	3,197
Total AIP expense	$5,877	$10,131

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Cash-based AIP expense

For the three months ended March 31, 2023, the Company recognized $2,129 in cash-based AIP expense (2022 - $6,934), of which $1,994 relates to current-year entitlements, and the remainder relates to prior-year adjustments that were paid during 2023.

The following table summarizes the movement in the AIP liability:

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022
Balance, beginning of period	$3,697	$73
AIP expense	2,129	20,307
Payments	(1,803)	(16,186)
Translation adjustment	(24)	(497)
Balance, end of period	$3,999	$3,697

Equity-based AIP expense

For the three months ended March 31, 2023, the Company recognized $3,748 in equity-based AIP expense (2022 - $3,197), of which $1,296 (2022 - $934) relates to current-year entitlements and $2,452 (2022 - $2,263) relates to the amortization of PSUs, DSUs, stock options and restricted shares granted in prior years, along with the revaluation of PSUs at each reporting date, as the total liability amount is dependent on the Company's share price.

Of the total current-year entitlements, $455 is cash-settled AIP expense related to the PSUs and $841 is equity-settled AIP expense related to DSUs, stock options and restricted shares. Of the amortization expenses related to grants in prior years, an expense of $1,181 was recognized for the PSUs and a total expense of $1,271 was recognized in relation to DSUs, stock options and restricted shares.

The following table summarizes the movement in the PSU liability:

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022
Balance, beginning of period	$6,630	$12,064
PSU expense	1,636	1,889
Payments	(4,010)	(7,061)
Translation adjustment	(14)	(262)
Balance, end of period	$4,242	$6,630

Long-term incentive plan

(in thousands of U.S. dollars)
For the three months ended March 31	2023	2022

Cash-based	$(25)	$3,833
Equity-based	—	264
Total LTIP (recovery) expense	$(25)	$4,097

Cash-based LTIP expense

For the three months ended March 31, 2023, the Company decreased its accrual related to cash-component LTIP by $25 (2022 - increase of $3,833) as a result of a decrease in expected future performance fees from Investment Vehicles that will be paid to management when cash is received from each investment over time.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table summarizes the movement in the LTIP liability:

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022
Balance, beginning of period	$25,244	$21,431
LTIP (recovery) expense	(25)	16,635
Payments	(1,202)	(11,685)
Translation adjustment	—	(1,137)
Balance, end of period	$24,017	$25,244

Equity-based LTIP expense

For the three months ended March 31, 2023, the Company recorded no equity-based LTIP expense (2022 - $264) related to DSUs granted in prior years. LTIP expense related to income from THP1 US (a U.S. residential development investment) was paid in DSUs vesting in equal tranches over a three- to five- year period commencing on the anniversary date of each grant in past years. The LTIP was amended in 2022 to provide that this expense would be settled in cash only going forward.

Stock option plan

For the three months ended March 31, 2023, the Company recorded a stock option expense under the AIP of $966 (2022 - $48).

The following tables summarize the movement in the stock option plan during the three months ended March 31, 2023 and the year ended December 31, 2022.

	TSX		NYSE
For the three months ended March 31, 2023	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	3,443,770	$10.61	395,953	$8.54
Granted	112,000	11.27	—	—
Cancelled	(95,000)	10.81	—	—
Ending balance - outstanding	3,460,770	$10.62	395,953	$8.54

	TSX		NYSE
For the year ended December 31, 2022	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	1,985,563	$10.45	31,764	$14.67
Granted	1,466,541	10.81	364,189	8.00
Exercised	(8,334)	9.81	—	—
Ending balance - outstanding	3,443,770	$10.61	395,953	$8.54

The following table presents the inputs used to value the stock options granted in 2023:

For the three months ended March 31, 2023	2023
TSX
Risk-free interest rate (%)	3.53
Expected option life (years)	5.18
Expected volatility (%)	28.13

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table summarizes the stock options outstanding as at March 31, 2023:

		March 31, 2023
Grant date	Expiration date	Options outstanding	Options exercisable	Exercise price of outstanding options (CAD)	Exercise price of outstanding options (USD)

November 14, 2016	November 14, 2023	550,000	550,000	$8.85	$—
December 15, 2017	December 15, 2024	800,000	800,000	11.35	—
December 17, 2018	December 17, 2025	401,959	401,959	9.81	—
December 15, 2020	December 15, 2027	199,380	132,919	11.50	—
December 15, 2021	December 15, 2028	25,890	8,630	18.85	—
December 15, 2021	December 15, 2028	31,764	10,588	—	14.67
December 15, 2022	December 15, 2029	1,371,541	—	10.81	—
December 15, 2022	December 15, 2029	364,189	—	—	8.00
March 6, 2023	March 6, 2030	112,000	—	11.27	—
Total		3,856,723	1,904,096	$10.62	$8.54

AIP liability is recorded within amounts payable and accrued liabilities, and the equity component is included in the contributed surplus. The breakdown is presented below.

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022
Amounts payable and accrued liabilities(1)	$8,241	$10,327
Equity - contributed surplus	16,930	15,784
Total AIP	$25,171	$26,111
(1) This balance includes outstanding PSU liability of $4,242 (2022 - $6,630) and cash-based AIP liability of $3,999 (2022 - $3,697).

LTIP liability and equity components are presented on the balance sheet as follows:

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022
LTIP - liability	$24,017	$25,244
Equity - contributed surplus	4,721	5,685
Total LTIP	$28,738	$30,929

22.    PERFORMANCE FEES LIABILITY

The actual amounts of performance fee revenue to be received and paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. Recognizing such fee revenue is only permitted when the receipt is highly probable such that a significant amount of the cumulative fee revenue will not reverse. Any corresponding payable to participating unitholders, however, must be recognized by the Company as an expense and a liability in the period in which the change in underlying investment valuation occurs, although the change in the liability is unrealized and is a non-cash expense.

The following table summarizes the movement in performance fees liability for the three months ended March 31, 2023 and the year ended December 31, 2022:

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022
Balance, beginning of period	$39,893	$48,358
Contributions from equity holders	10	971
Performance fees (recovery) expense	(155)	35,854
Payments	—	(44,867)
Translation adjustment	—	(423)
Balance, end of period	$39,748	$39,893

For the three months ended March 31, 2023, the Company recorded $20,219 (2022 - $40,816) in connection with employment-related costs, including compensation expense (Note 21) and performance fees expense.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

23.    SEGMENTED INFORMATION

Inter-segment revenues adjustments

Inter-segment revenues are determined under terms that approximate market value. For the three months ended March 31, 2023, the adjustment to external revenues when determining segmented revenues consists of property management revenues earned from consolidated entities totaling $23,178 (2022 - $22,912), development revenues earned from consolidated entities totaling $361 (2022 - $385) and asset management revenues earned from consolidated entities totaling $1,855 (2022 - $2,487), which were eliminated on consolidation to arrive at the Company’s consolidated revenues in accordance with IFRS.

(in thousands of U.S. dollars)
For the three months ended March 31, 2023	Single-Family Rental(1)	Adjacent Businesses (1)	Strategic Capital(1)(2)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$188,509	$—	$—	$—	$188,509
Direct operating expenses	(62,107)	—	—	—	(62,107)
Net operating income from single-family rental properties	126,402	—	—	—	126,402

Revenue from strategic capital services	—	—	15,121	—	15,121

Income from equity-accounted investments in multi-family rental properties	—	148	—	—	148
Loss from equity-accounted investments in Canadian residential developments	—	(577)	—	—	(577)
Other income	—	373	—	3,386	3,759
Income from investments in U.S. residential developments	—	6,033	—	—	6,033
Compensation expense	—	—	—	(20,374)	(20,374)
Performance fees recovery	—	—	—	155	155
General and administration expense	—	—	—	(15,249)	(15,249)
Transaction costs	—	—	—	(7,048)	(7,048)
Interest expense	—	—	—	(76,372)	(76,372)
Fair value gain on rental properties	—	—	—	11,894	11,894
Fair value gain on derivative financial instruments and other liabilities	—	—	—	3,109	3,109
Amortization and depreciation expense	—	—	—	(4,265)	(4,265)
Realized and unrealized foreign exchange loss	—	—	—	(32)	(32)
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	(10,196)	(10,196)
Income tax expense	—	—	—	(3,107)	(3,107)
Segment net income (loss)	$126,402	$5,977	$15,121	$(118,099)	$29,401
(1) Financial information for each segment is presented on a consolidated basis.
(2) Strategic Capital was previously reported as Private Funds and Advisory.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

For the three months ended March 31, 2022	Single-Family Rental(1)	Adjacent Businesses (1)	Strategic Capital(1)(2)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$138,788	$—	$—	$—	$138,788
Direct operating expenses	(45,515)	—	—	—	(45,515)
Net operating income from single-family rental properties	93,273	—	—	—	93,273

Revenue from private funds and advisory services	—	—	12,411	—	12,411

Income from equity-accounted investments in multi-family rental properties(3)	—	160	—	—	160
Loss from equity-accounted investments in Canadian residential developments	—	(15)	—	—	(15)
Other income	—	296	—	2,753	3,049
Income from investments in U.S. residential developments	—	4,305	—	—	4,305
Compensation expense	—	—	—	(28,252)	(28,252)
Performance fees expense	—	—	—	(12,564)	(12,564)
General and administration expense	—	—	—	(12,875)	(12,875)
Transaction costs	—	—	—	(2,219)	(2,219)
Interest expense	—	—	—	(36,854)	(36,854)
Fair value gain on rental properties	—	—	—	299,572	299,572
Fair value gain on Canadian development properties	—	—	—	—	—
Fair value loss on derivative financial instruments and other liabilities	—	—	—	(29,362)	(29,362)
Amortization and depreciation expense	—	—	—	(3,407)	(3,407)
Realized and unrealized foreign exchange loss	—	—	—	(61)	(61)
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	(92,232)	(92,232)
Income tax expense(3)	—	—	—	(44,805)	(44,805)
Segment net income from continuing operations	$93,273	$4,746	$12,411	$39,694	$150,124
Segment net income from discontinued operations(3)	—	13,333	—	—	13,333
Segment net income	$93,273	$18,079	$12,411	$39,694	$163,457
(1) Financial information for each segment is presented on a consolidated basis.
(2) Strategic Capital was previously reported as Private Funds and Advisory.
(3) The comparative period has been reclassified to conform with the current period presentation. Income from equity-accounted investments in U.S. multi-family rental properties including income tax expense has been reclassified as discontinued operations, separate from the Company's continuing operations (Note 3).

24.    RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

In the normal course of operations, the Company executes transactions on market terms with related parties that have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: asset management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. In connection with the Investment Vehicles, the Company has unfunded capital commitments of $414,407 as at March 31, 2023. Transactions and balances between consolidated entities are fully eliminated upon consolidation. Transactions and balances with unconsolidated structured entities are disclosed in Note 15.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Transactions with related parties

The following table lists the related party balances included within the condensed interim consolidated financial statements.

(in thousands of U.S. dollars)
For the three months ended March 31	2023	2022

Revenue from strategic capital services	$15,121	$12,411
Income from equity-accounted investments in multi-family rental properties	148	160
Loss from equity-accounted investments in Canadian residential developments	(577)	(15)
Income from investments in U.S. residential developments	6,033	4,305
Performance fees recovery (expense)	155	(12,564)
Net income recognized from related parties	$20,880	$4,297

Balances arising from transactions with related parties

The items set out below are included on various line items in the Company’s condensed interim consolidated financial statements.

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Receivables from related parties included in amounts receivable
Contractual fees and other receivables from investments managed	$13,597	$14,976
Employee relocation housing loan(1)	1,478	1,477
Annual incentive plan(2)	25,171	26,111
Long-term incentive plan(2)	28,738	30,929
Performance fees liability	39,748	39,893
Dividends payable	499	497
Other payables to related parties included in amounts payable and accrued liabilities	71	166
(1) The employee relocation housing loan is non-interest bearing for a term of ten years, maturing in 2028.
(2) Balances from compensation arrangements are due to employees deemed to be key management personnel of the Company.

The receivables are unsecured and non-interest bearing. There are no provisions recorded against receivables from related parties at March 31, 2023 (December 31, 2022 - nil).

25.    FINANCIAL RISK MANAGEMENT

The Company is experiencing the effect of rising interest rates and inflation, which touches all aspects of its business, including its ability to negotiate contract terms and make investment and financing decisions. The Company is exposed to the following risks as a result of holding financial instruments, as well as real estate assets that are measured at fair value: market risk (i.e., interest rate risk, foreign currency risk and other price risk that may impact the fair value of financial instruments, as well as rental properties and development properties), credit risk and liquidity risk. The following is a description of these risks and how they are managed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency rates and changes in market prices due to other factors, such as changes in equity prices or credit spreads. The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate derivatives to minimize residual exposures.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated - for example, changes in interest rates and changes in foreign currency rates.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate cap contracts.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The Company’s assets largely consist of long-term interest-sensitive physical real estate assets. Accordingly, the Company’s financial liabilities consist of long-term fixed-rate debt and floating-rate debt. These financial liabilities are recorded at their amortized cost. The Company also holds interest rate caps to limit its exposure to increases in interest rates on floating-rate debt and sometimes holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in the value of long-term interest-sensitive physical real estate assets that have not been otherwise matched with fixed-rate debt. During the three months ended March 31, 2023, the Company recognized other income of $4,495 related to interest rate caps that were in-the-money. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. To limit its exposure to interest rate risk, the Company has a mixed portfolio of fixed-rate and variable-rate debt, with $4,029,057 (70%) in fixed-rate debt and $1,733,674 (30%) in variable-rate debt as at March 31, 2023. If interest rates had been 1% higher or lower, with all other variables held constant, interest expense would have increased (decreased) by:

For the three months ended March 31	2023		2022
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease

Interest expense	$2,676	$(4,683)	$3,484	$(147)

Foreign currency risk

Changes in foreign currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar, which is the functional and presentation currency of the Company. The Company has exposure to monetary and non-monetary foreign currency risk due to the effects of changes in foreign exchange rates related to consolidated Canadian subsidiaries, equity-accounted investments, and cash and debt in Canadian dollars held at the corporate level. The Company manages foreign currency risk by raising equity in Canadian dollars and by matching its principal cash outflows to the currency in which the principal cash inflows are denominated.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The impact of a 1% increase or decrease in the Canadian dollar exchange rate would result in the following impacts to assets and liabilities:

For the three months ended March 31	2023		2022
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease

Assets
Equity-accounted investments in multi-family rental properties	$209	$(209)	$213	$(213)
Equity-accounted investments in Canadian residential developments	1,069	(1,069)	1,022	(1,022)
Canadian development properties	1,407	(1,407)	1,397	(1,397)
Investments in U.S. residential developments	1	(1)	3	(3)
	$2,686	$(2,686)	$2,635	$(2,635)

Liabilities
Debt	349	(349)	486	(486)
	$349	$(349)	$486	$(486)

Foreign exchange volatility is already embedded in the fair value of derivative financial instruments (Note 16), and therefore is excluded from the sensitivity calculations above.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads. The Company does not hold any financial instruments that are exposed to equity price risk, including equity securities and equity derivatives.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation.

The Company has no significant concentrations of credit risk and its exposure to credit risk arises primarily through loans and receivables which are due primarily from associates. Through the equity portion of its investments, the Company is also indirectly exposed to credit risk arising from loans advanced by investees to individual real estate development projects.

Credit risk also arises from the possibility that residents may experience financial difficulty and be unable to fulfill their lease commitments. A provision for bad debt (or expected credit loss) is taken for all anticipated collectability risks. The Company also manages credit risk by performing resident underwriting due diligence during the leasing process. As at March 31, 2023, the Company had rent receivables of $3,177 (December 31, 2022 – $3,581), net of bad debt, which adequately reflects the Company's credit risk.

Liquidity risk

The real estate industry is highly capital intensive. Liquidity risk is the risk that the Company may have difficulty in meeting obligations associated with its financial liabilities as they fall due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company's liquidity risk management includes maintaining sufficient cash on hand and the availability of funding through an adequate amount of committed credit facilities, as well as performing periodic cash flow forecasts to ensure the Company has sufficient cash to meet operational and financing costs. The Company's primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn available credit facilities. Cash flow generated from operating the rental property portfolio represents the primary source of liquidity used to service the interest on the property-level debt and fund direct property operating expenses, as well as reinvest in the portfolio through capital expenditures.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, by maintaining certain debt levels that are set by management, and by staggering maturities over an extended period.

The following tables present the contractual maturities of the Company’s financial liabilities at March 31, 2023 and December 31, 2022, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at March 31, 2023	Due on demand and in 2023	From 2024 to 2025	From 2026 to 2027	2028 and thereafter	Total
Liabilities
Debt(1)	$626,151	$1,768,213	$2,525,911	$842,456	$5,762,731
Other liabilities	—	10,736	8,886	15,548	35,170
Limited partners' interests in single-family rental business	—	—	853,191	964,657	1,817,848
Derivative financial instruments	—	—	—	43,786	43,786
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	126,694	—	—	—	126,694
Resident security deposits	79,129	—	—	—	79,129
Dividends payable	15,811	—	—	—	15,811
Total	$847,785	$1,778,949	$3,387,988	$2,161,772	$8,176,494
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

(in thousands of U.S. dollars)
As at December 31, 2022	Due on demand and in 2022	From 2023 to 2024	From 2025 to 2026	2027 and thereafter	Total
Liabilities
Debt(1)	$757,135	$1,949,405	$2,529,240	$542,457	$5,778,237
Other liabilities	—	10,370	8,620	15,534	34,524
Limited partners' interests in single-family rental business	—	—	851,416	845,456	1,696,872
Derivative financial instruments	—	—	—	51,158	51,158
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	138,273	—	—	—	138,273
Resident security deposits	79,864	—	—	—	79,864
Dividends payable	15,861	—	—	—	15,861
Total	$991,133	$1,959,775	$3,389,276	$1,749,930	$8,090,114
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The future repayments of principal and interest on financial liabilities are as follows, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at March 31, 2023	Due on demand and in 2023	From 2024 to 2025	From 2026 to 2027	2028 and thereafter	Total
Principal
Debt(1),(2)	$626,151	$1,768,213	$2,525,911	$842,456	$5,762,731
Due to Affiliate	—	—	—	295,325	295,325
Interest
Debt(1)	186,371	364,395	164,446	24,511	739,723
Due to Affiliate(3)	12,736	33,962	34,192	120,936	201,826
Total	$825,258	$2,166,570	$2,724,549	$1,283,228	$6,999,605
(1) Certain mortgages' principal and interest repayments were translated to U.S. dollars at the period-end exchange rate.
(2) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.
(3) Reflects the contractual maturity date of September 3, 2032.

The details of the net liabilities are shown below:

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022
Cash	$142,384	$204,303
Amounts receivable	22,619	24,984
Prepaid expenses and deposits	44,083	37,520
Current assets	209,086	266,807

Amounts payable and accrued liabilities	126,694	138,273
Resident security deposits	79,129	79,864
Dividends payable	15,811	15,861
Current portion of long-term debt	965,009	757,135
Current liabilities	1,186,643	991,133

Net current liabilities	$(977,557)	$(724,326)

During the three months ended March 31, 2023, the change in the Company’s liquidity resulted in a working capital deficit of $977,557 (2022 - deficit of $724,326). The working capital deficit is primarily due to debts coming due during 2023 and early 2024. The Company is in the process of extending the maturity date of the term loan of $215,696 by one year to October 2024 and refinancing the securitization debt 2017-2 of $338,699. The Company also intends to refinance the JV-2 subscription facility of $345,000 with long-term fixed-rate debt and is actively working with lenders. Lastly, the Company plans to repay the $65,000 subscription facility for JV-HD with outstanding unfunded equity commitments.

As of March 31, 2023, there was $38,000 outstanding under the corporate credit facility (December 31, 2022 - nil) and $462,000 (December 31, 2022 - $500,000) of the corporate credit facility remained available to the Company. During the three months ended March 31, 2023, the Company received distributions of $6,175 (2022 - $12,320) from its investments.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

26.    SUPPLEMENTARY CASH FLOW DETAILS

The details of the adjustments for non-cash items from continuing operations presented in operating activities of the cash flow statement are shown below:

(in thousands of U.S. dollars)
For the three months ended March 31	2023	2022

Fair value gain on rental properties (Note 4)	$(11,894)	$(299,572)
Fair value (gain) loss on derivative financial instruments and other liabilities (Note 16)	(3,109)	29,362
Income from investments in U.S. residential developments (Note 8)	(6,033)	(4,305)
Income from equity-accounted investments in multi-family rental properties (Note 5)	(148)	(17,037)
Loss from equity-accounted investments in Canadian residential developments (Note 6)	577	15
Amortization and depreciation expense	4,265	3,407
Deferred income taxes (Note 10)	1,989	47,887
Net change in fair value of limited partners’ interests in single-family rental business	10,196	92,232
Amortization of debt discount and financing costs (Note 17)	4,814	3,766
Interest on lease obligation (Note 17)	299	276
Long-term incentive plan (Note 21)	(25)	4,097
Annual incentive plan (Note 21)	5,877	10,131
Performance fees expense (Note 22)	(155)	12,564
Unrealized foreign exchange loss (gain)	586	(1,639)
Adjustments for non-cash items from continuing operations	$7,239	$(118,816)

The following table presents the changes in non-cash working capital items from continuing operations for the periods ended March 31, 2023 and March 31, 2022.

(in thousands of U.S. dollars)
For the three months ended March 31	2023	2022

Amounts receivable	$2,365	$(1,111)
Prepaid expenses and deposits	(6,563)	(10,889)
Resident security deposits	(735)	4,532
Amounts payable and accrued liabilities	(11,579)	4,359
Changes in non-cash working capital items from continuing operations	$(16,512)	$(3,109)

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three months ended March 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

27.    SUBSEQUENT EVENTS

Quarterly dividend

On May 9, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after July 15, 2023 to shareholders of record on June 30, 2023.

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com